Exhibit 99.4

Kazia Therapeutics Limited

Corporate Governance Statement for the year ended 30 June 2022

As at 29 August 2022

The Board is responsible for the corporate governance of Kazia Therapeutics Limited (“Kazia” or “the Company”), including adopting policies and procedures to ensure the Kazia Directors, management and employees fulfil their functions to the standards and in accordance with the principles set out in this statement.

The Board’s corporate governance policies and practices substantially comply with the recommendations in the 4th edition of the ASX Corporate Governance Council’s “Corporate Governance Principles and Recommendations” (ASX recommendations). Where Kazia’s practices depart from the ASX Recommendations, Kazia will work towards compliance, where appropriate, given the Company’s operations.

Kazia’s main policies and practices and the extent of their compliance with ASX recommendations are summarised below, and where a different approach has been adopted, the reasons for that.

The documents that are underlined in this section are available on the Company’s website at https://www.kaziatherapeutics.com/aboutus/corporategovernance

PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1

A listed entity should have and disclose a board charter setting out:

(a) the respective roles and responsibilities of its board and management; and

(b) those matters expressly reserved to the board and those delegated to management.

		The Company’s Board Charter sets out the role, duties and responsibilities of the Board of Directors. It is available on the Company’s website. The Charter was last reviewed in February 2021	Complies
1.2

A listed entity should:

(a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and

(b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re- elect a director.

		The Company conducts appropriate due diligence prior to putting forward a person to be appointed as a Director. In addition, the Company provides all material information to its shareholders via the explanatory statement included in the Notice of Meeting prior to its Annual General Meeting.	Complies
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	When appointing a new Director, the Company requires that the newly appointed Director signs a written agreement setting out the terms of his/her appointment.	Complies
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	The Board has access to the Company Secretary (who is accountable directly to the Board, through the chair, on all matters to do with the proper functioning of the Board) and has procedures for the provision of information, including requests for additional information. Disclosure is included in the Board charter, available on the Company’s website.	Complies

Kazia Therapeutics Limited ABN 37 063 259 754

Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000 Australia

T +61 2 9472 4101 E info@kaziatherapeutics.com

www.kaziatherapeutics.com

1.5

A listed entity should:

(a) have and disclose a diversity policy;

(b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c)  disclose in relation to each reporting period:

(1)  the measurable objectives set for that period to achieve gender diversity;

(2)  the entity’s progress towards achieving those objectives; and

(3)  either:

(A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

The Company does not have a diversity policy in place with measurable objectives. The Company recognises that a diverse and inclusive workforce is not only good for our employees, it is also good for our business, including with respect to gender, ethnicity, geographical location, personal attributes and age. However, due to the current size of the Company, a Diversity Policy and measurable objectives for achieving gender diversity have not been established. The Board will seek to establish a Diversity Policy as the Company grows.

The proportion of women employees in the consolidated entity as at 30 June 2021 are as follows:

Women on the Board - 0%

Women in Management position – 50%

Women in the Company - 40%

Does not comply
1.6

A listed entity should:

(a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

The Board undertakes a bi-annual review of its performance, during which the Chairman conducts individual reviews of each Director, and the performance of the Chairman is reviewed by the individual Directors. The process involves the completion of confidential questionnaires, along with supporting comments, which are collated by the Company Secretary and then shared with the board of directors.

A Board performance review was carried out during FY2022, covering the function of the Board, the Committees and the performance of the Chairman.

Complies
1.7

A listed entity should:

(a) have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

The Board undertakes an annual review and assessment of the Company’s executive management including the CEO. This review takes into account the key objectives set by the board at the beginning of the year as well as other achievements during the year and is focussed on building the long term value of the business.

Formal performance and salary reviews occur once a year for the senior executives by the Remuneration Committee. A review was carried out during the year.

Complies

PRINCIPLE 2 – STRUCTURE THE BOARD TO ADD VALUE
2.1

The board of a listed entity should:

(a) have a nomination committee which:

(1)  has at least three members, a majority of whom are independent directors; and

(2)  is chaired by an independent director,

and disclose:

(1)  the charter of the committee;

(2)  the members of the committee; and

(3)  as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

The Company has a Remuneration and Nomination Committee. The Board may, from time to time, perform directly the role of the Nomination Committee.

When evaluating potential director nominees, the Board or the committee consider the listing requirements of the ASX as well as a potential nominee’s personal and professional integrity, experience in corporate management, time available for service, experience in the Company’s industry, global business and social perspective, experience as a board member of another publicly-held Company, ability to make independent analytical inquiries and practical business judgment. The Board and the committee strive to nominate directors with a variety of complementary skills so that, as a group, the Board will possess the appropriate talent, skills, and expertise to oversee the Company’s business.

After potential nominees are evaluated, the Directors collectively assess a potential nomination to the Board.

The Board may retain, at the Company’s expense, any independent search firm, experts or advisors that it believes are appropriate in connection with the nomination process.

Complies
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.

The Board currently does not have Board skill matrix that is available to the public. However, the Board has undertaken a review of the mix of skills and experience of the Board in light of the Company’s principal activities and direction and has considered diversity in succession planning. The Board considers the current mix of skills and experience of members of the Board and its senior management is sufficient to meet the requirements of the Company.

Partially complies
2.3

A listed entity should disclose:

(a) the names of the directors considered by the board to be independent directors;

(b) if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c)  the length of service of each director.

The Directors are:

•  Mr Bryce Carmine, an independent Non- Executive Director, appointed on 3 June 2015.

•  Mr Steven Coffey, an independent Non- Executive Director, appointed on 6 November 2012.

•  Mr Iain Ross, an independent Non- Executive Director, appointed on 22 July 2015.

•  Dr James Garner, an Executive Director, appointed on 5 February 2016. Dr Garner is also Chief Executive Officer of the Company and is not considered to be independent.

These details are also included on the Company’s website.

Complies

2.4	A majority of the board of a listed entity should be independent directors.	The majority of Directors on the Board are independent. The independent Directors are: • Mr Bryce Carmine; • Mr Steven Coffey; and • Mr Iain Ross.	Complies
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	Mr Iain Ross was appointed as Chairman on 8 June 2017. He has been an independent director throughout his period as Chairman.	Complies
2.6

A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.

The Board provides an appropriate induction program for new Directors, which includes onsite visits, meeting with other Directors, introduction to senior executives and management team, presentation of the Company’s scientific programs. Directors have the opportunity for professional development through programs operated by the Australian Institute of Company Directors.

Complies

PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY
3.1	A listed entity should articulate and disclose its values.	The Company’s values are disclosed on its website.	Complies
3.2

A listed entity should:

(a) have and disclose a code of conduct for its directors, senior executives and employees; and

(b) ensure that the board or a committee of the board is informed of any material breaches of that code.

The Board has adopted a Code of Business Conduct and Ethics (the ‘Code’). The Code establishes a clear set of values that emphasise a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the Company’s belief in treating all individuals with respect and recognises that different skills and diversity are essential to enrich the Company’s perspective, improve corporate performance, increase shareholder value and maximise the achievement and goals of the Company. The Code of Business Conduct Ethics was last reviewed by the Board in May 2022 and is available on the Company’s website.

Management report to the board on any material breaches of the Code of Conduct at each board meeting.

Complies
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	The Company has adopted a formal whistleblower policy which is available on the Company’s website. Management report to the board on any material incidents arising at each board meeting.	Complies
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	The Company has adopted an anti-bribery and corruption policy which is available on the company’s website Management reports to the board on any material breaches of the policy at each board meeting.	Complies

PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING
4.1

The board of a listed entity should:

(a) have an audit committee which:

(1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2) is chaired by an independent director, who is not the chair of the board, and disclose:

(3) the charter of the committee;

(4) the relevant qualifications and experience of the members of the committee; and

(5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

The Board has established an Audit, Risk and Governance Committee which operates under an Audit, Risk and Governance Committee Charter to focus on issues relevant to the integrity of the Company’s financial reporting. The Audit, Risk and Governance Committee Charter, and information on procedures for the selection and appointment of the external auditor, and for the rotation of the external audit engagement partner, which is determined by the Audit, Risk and Governance Committee, was last reviewed in February 2021 and is available on the Company’s website.

The members of the Audit, Risk and Governance Committee are appointed by the Board and recommendations from the Committee are presented to the Board for further discussion and resolution. The members of the Audit, Risk and Governance Committee are independent non-executive Directors and the Chair of the Audit, Risk and Governance Committee is an independent non-executive Director.

The Audit, Risk and Governance Committee meets as required. The members of the committee and the number of meetings held during the last financial year is disclosed in the Directors’ Report.

The external auditor, Grant Thornton, has declared its independence to the Board through its representations to the committee and provision of its Auditor’s Independence Declaration to the Board, stating that there have been no contraventions of auditor independence requirements as set out in the Corporations Act or any auditors’ professional code.

Complies
4.2

The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

The Chief Executive Officer, Chief Financial Officer and Director of Finance and Administration state in writing to the Board each reporting period that the Company’s financial reports present a true and fair view, in all material respects, of the Company’s financial condition and operational results, and are in accordance with relevant accounting standards. The statements from the Chief Executive Officer, Chief Financial Officer and Director of Finance and Administration are based on a formal sign off framework established throughout the Company and reviewed by the Audit Committee as part of the six-monthly financial reporting process.

Complies
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.

The Company continues to lodge quarterly Appendix 4c updates as required by ASX. The quarterly statements are prepared by members of the finance team, reviewed by the Chief Financial Officer and then reviewed by the Board of Directors prior to release.

Complies

PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.

The Company has adopted a Continuous Disclosure Policy, to ensure that it complies with the continuous disclosure regime under the ASX Listing Rules and the Corporations Act 2001.

The policy was last reviewed in May 2022 and is available on the Company’s website.

The Company Secretary is responsible for communications with the Australian Securities Exchange (ASX) including responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing information going to the ASX, shareholders and other interested parties.

Complies
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	Each director receives notification of market announcements directly from the ASX portal, promptly after the announcement has been made.	Complies
5.3

A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.

		The Company is in the habit of releasing a copy of any presentation materials on the ASX Market Announcements Platform ahead of the presentation.	Complies

PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.

The Company publishes all relevant information about itself, its governance, its corporate actions and its operations on its website. The Company also invites the general public to subscribe to the Company mailing list, which is designed to keep investors and other stakeholders abreast of the latest relevant information.

Complies
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.

The Company has disclosed on its website a Shareholder Communications Policy, relevant to all the Company’s stakeholders, including its security holders. The policy sets out the Company’s commitments to its shareholders regarding the communication of information. It was last reviewed in May 2022.

Complies

6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.

Shareholders are encouraged to participate in the Annual General Meeting (AGM) either in person or by other means if they are not able to physically attend. Shareholders who do attend in person are encouraged to ask questions at the meeting. Shareholders who cannot attend are encouraged to render their votes by proxy, and the Company has for some years now engaged proxy solicitation firms to communicate directly with shareholders and encourage them to register their vote via proxy, thereby increasing voting participation at AGMs.

Shareholders are also encouraged to register questions prior to any general meeting by contacting the Company directly, and also to view the CEO update which is filmed and posted on the Company’s website after the meeting.

Complies
6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	The Company has adopted the polling system rather than a show of hands at all General Meetings since November 2016	Complies
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.

The Company provides its security holders with the ability to use electronic communication, whether it is to vote at a general meeting, receive various documentation, receive Company update or contact its representatives. This practise is encouraged.

Complies

PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a) have a committee or committees to oversee risk, each of which:

(1) has at least three members, a majority of whom are independent directors; and

(2) is chaired by an independent director, and disclose:

(3) the charter of the committee;

(4) the members of the committee; and

(5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

The Board has established an Audit Risk and Governance Committee which operates under an Audit, Risk and Governance Committee Charter to focus on managing risk and to review, discuss and approve the corporate governance policies. However, the ultimate responsibility for risk oversight and risk management rests with the Board. The Audit, Risk and Governance Committee Charter is available on the Company’s website and was last reviewed in February 2021. The members of the committee are appointed by the Board and recommendations from the committee are presented to the Board for further discussion and resolution.

The members of the Audit Risk and Governance Committee are independent non- executive Directors and the Chair of the Audit, Risk and Governance Committee is an independent non-executive Director. The members of the Audit, Risk and Governance Committee and the number of meetings held during the last financial year is disclosed in the Directors’ Report.

Complies

7.2

The board or a committee of the board should:

(a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b) disclose, in relation to each reporting period, whether such a review has taken place.

The Company has identified key risks within the business. In the ordinary course of business, management monitor and manage these risks. Key operational and financial risks are presented to and reviewed by the Board periodically.

Senior executives report to the Directors at each meeting of the Board as to the risks that have been identified, how they are handled or mitigated and the evolution of such risk as the Company continues to operate.

The Board has set up a formal risk management framework, including a Risk Appetite Statement, which is reviewed at least annually. The board reviewed the risk framework during the financial year.

Complies
7.3

A listed entity should disclose:

(a) if it has an internal audit function, how the function is structured and what role it performs; or

(b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

Due to its size and resources, the Company does not have a dedicated internal audit function.

However, it utilises internal and external processes in lieu of a dedicated internal audit program.

A number of different approaches are utilised in that respect, such as:

•  Use of peer reviews, whether internal and external;

•  Engagement of highly qualified advisory panel (currently the Scientific Advisory Board);

•  Engagement of external experts such as legal and accounting firms to review compliance of the Company’s operations and reporting processes;

•  Use of external audit firms to review international financial reporting;

Internal fraud control processes via policies (such as the code of conduct and ethics and the securities trading policy).

Complies
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.

The Company has embraced responsibility for the Company’s actions and encourages a positive impact through its activities on the environment, employees, communities and stakeholders.

Due to the nature of its operations, the Company’s exposure to economic, environmental and social sustainability risks is very low and cannot be considered as material.

Complies

PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a) have a remuneration committee which:

(1) has at least three members, a majority of whom are independent directors; and

(2) is chaired by an independent director, and disclose: (1) the charter of the committee; (2) the members of the committee; and

(3) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

The Board has established a Remuneration and Nomination Committee and has adopted a Remuneration Committee and Nomination Charter. This Charter is available on the Company’s website and was last reviewed in February 2021. The members of the Remuneration and Nomination Committee and the number of meetings held during the last financial year is disclosed in the Directors’ Report.

The members of the Remuneration and Nomination Committee are in majority independent non-executive Directors and the Chair of the Remuneration Committee is a non-executive Director.

The Company complies with the guidelines for executive remuneration packages and Non- Executive Director remuneration. The remuneration structure has been disclosed in the remuneration report, contained within the Directors’ report. No senior executive is involved directly in deciding his or her own remuneration. The Company does not have any schemes for retirement benefits other than superannuation for Non-Executive Directors.

Complies
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

The Company discloses its policies and practices in relation to the remuneration of non-executive Directors, executive Directors and senior executives in the Remuneration Report included in the Company’s Annual Report.

Complies
8.3

A listed entity which has an equity-based remuneration scheme should:

(a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b) disclose that policy or a summary of it.

		The Company provides equity-based remuneration to members of management and Non-Executive Directors under its Employee Share Options Scheme. The shareholders re- approved this scheme at the AGM held in November 2021.	Complies

ADDITIONAL RECOMMENDATIONS – ONLY APPLICABLE IN CERTAIN CASES
9.1

A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents.

Not applicable
9.2	A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time.	Not applicable

9.3

A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.

Not applicable